Exhibit 10.1

EMPLQYMENT SEPARATION AGREEMENT

This is an agreement between you, Mark A. Weed, and us, Fisher Communications, Inc. (“the Company”). This Agreement is dated for reference purposes November     , 2003, which is the date we delivered it to you for your consideration.

1)	Separation Agreement. Your employment by the Company is terminated effective December 18th, 2003 (the “Separation Date”), due to elimination of your position.

2)	Compensation. You will be paid your regular salary, less authorized deductions and withholdings, through the Separation Date, and you will be paid for any accrued, unused vacation in your final paycheck.

3)	Severance Payment. The Company will provide you an additional severance payment equal to eighteen (18) months of base salary, in the gross amount of $321,000, less authorized deductions and withholdings, payable $160,500 as provided below in this Paragraph 3 and the remaining $160,500 on January 5 , 2004 (each payment less authorized deductions and withholdings). To be eligible for this payment, you n u t continue to perform your duties in a satisfactory manner until your scheduled Separation Date. The first payment will be made to you following the later of: (1) the expiration of the revocation period set forth at Paragraph 12, or (2) your Separation Date. You understand and agree that this payment to which you would not otherwise be entitled is provided as consideration, and in exchange for, your agreement to the release and other terns of this Agreement.

If you accept a position with another Fisher Communications affiliate or subsidiary so as to effectively maintain continuous employment, you will not be entitled to any severance payment. In the event that you are separated from the Company and subsequently rehired by any Fisher Communications affiliate or subsidiary, you agree to repay that portion of any severance payment otherwise attributable to the period following your re-employment, calculated on a weekly basis. (For example, if you received a severance payment equal to eight (8) weeks’ salary and were rehired four (4) weeks after your Separation Date, you agree to repay four (4) weeks of the severance payment. If you received a severance payment equal to four (4) weeks’ salary, and were rehired five (5) weeks after your Separation Date, you do not have any repayment obligation.) A repayment schedule by payroll deduction or lump sum can be negotiated with re-employment.

4)	Employee Benefit Plans. You, your spouse and your dependents will be eligible to continue participation in our group medical, dental and vision plans pursuant to COBRA for up to eighteen (18) months (or longer if applicable under the COBRA regulations) following your separation. You will be required to make timely payment of the premiums. Failure to submit timely payment of premiums will result in cancellation of COBRA coverage.

Your rights under other employee benefit plans in which you may have participated will be determined in accordance with the written plan documents governing those plans.

5)	SERP. You will become vested in the Termination Benefit under the Company’s Supplemental Pension Plan (the “SERP”) on the Separation Date. Your Termination Benefit under the SERP is payable to you as a monthly annuity commencing at age sixty-five (65). The Company may, in its sole discretion, pay the Termination Benefit to you as a reduced annuity commencing prior to age sixty-five (65) or as a lump sum equal to the present value of your accrued benefit.

FICA taxes will be due and payable on the present value of your Termination Benefit as of the Separation Date. We intend to withhold the employee portion of such FICA taxes first from your accrued vacation pay that will be included in your final paycheck and then, if necessary, from your severance payment.

6)	Stock Options. The Company has previously granted to you options to purchase an aggregate of thirty-five thousand and ten (35,010) shares of the Company’s common stock (the “Stock Options”). As of the Separation Date, Stock Options to acquire twenty-three thousand three hundred and thirty (23,330) shares will be vested and fully exercisable. On the Separation Date, all Stock Options that have not previously vested will expire other than the unvested options to purchase four thousand (4,000) shares of common stock granted to you on April 25, 2002 at an exercise price of $47.75 per share, which options shall be deemed vested upon the Separation Date. You will have three (3) months following the Separation Date to exercise your vested Stock Options, unless they expire earlier in accordance with their terms.

7)	References. Upon your request, the Company will provide a mutually acceptable general letter of reference to future potential employers. Requests for such letter should be directed to the Vice President Human Resources.

8)	Release. In consideration of the promises contained in this Agreement, the parties agree:

a.	On behalf of yourself and anyone claiming through you, you irrevocably and unconditionally release, acquit and forever discharge the Company and/or its subsidiaries, affiliates, divisions, predecessors, successors and assigns, as well as each’s past and present officers, directors, employees, shareholders, trustees, joint venturers, partners, agents, and anyone claiming through them (hereinafter “Releasees” collectively), in each’s individual and/or corporate capacities, from any a i d all claims, liabilities, promises, actions, damages and the like, known or unknown, which you ever had against any of the Releasees arising out of or relating to your employment with the Company and/or the termination of your employment with the Company. Said claims include, but are not limited to: (1) employment discrimination (including claims of sex discrimination and/or sexual harassment) and retaliation under Title VII (42 U.S.C.A. 2000e, etc.) and under 42 U.S.C.A. section 1981 and section 1983, age discrimination under the Age Discrimination in Employment Act (29 U.S.C.A. sections 62 1-634) as amended, under the Washington Constitution, and/or any other relevant state statutes or municipal ordinances (except you do not waive rights or claims under the federal Age Discrimination in Employment Act that may arise after the date this waiver is executed);

(2) disputed wages; (3) wrongful discharge and/or breach of any alleged employment contract; (4) claims based on any tort, such as invasion of privacy, defamation, fraud and infliction of emotional distress; and (5) claims based on any obligation of the Company under the letter agreement between you and the Company, dated October 28, 2002.

b.	The Releasees irrevocably and unconditionally release, acquit and forever discharge you from any and all claims, liabilities, promises, actions, damages and the like, known or unknown, which they ever had against you arising out of or relating to your employment with the Company and/or the termination of your employment with the Company. Said claims include, but are not limited to: (1) disputed wages; (2) breach of any alleged employment contract; (3) claims based on any tort, such as invasion of privacy, defamation, fraud and infliction of emotional distress; and (4) claims based on any obligation under the letter agreement between you and the Company, dated October 28, 2002.

c.	That neither party shall bring any legal action against the other for any claim waived and released under this Agreement and that the parties represent and warrant that no such claims have been filed to date. The parties further agree that should they bring any type of administrative or legal action arising out of claims waived under this Agreement, the party bringing such claim will bear all legal fees and costs, including those of the other party.

d.	Without limiting the release set forth in subparagraphs a., b. and c. above, the matters expressly waived and released herein are not limited to matters which are known or disclosed, and the parties hereby waive any and all rights and benefits which they now have, or in the future may have, conferred upon them, by virtue of the provisions of any Washington statute, the effect of which would be to prevent a general release, such as contemplated by this Agreement, from extending to claims which they do not know or suspect to exist in their favor at the time of executing this Agreement, which if known by them must have materially affected their settlement. They realize and acknowledge that the factual matters now unknown to them may have given or may hereafter give rise to causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which are presently unknown, unanticipated and unsuspected, and they further agree that this Agreement has been negotiated and agreed upon in light of that realization and that they nevertheless hereby intend to release, discharge and acquit each other from any such unknown causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which in any way arise by virtue of the prior acts or omissions of such parties.

9)	Return of Property. You represent and warrant that you will return all keys, credit cards, documents, equipment and other material that belongs to the Company on or before your Separation Date.

10)	Confidentiality. You understand and acknowledge that, in order to properly perform your duties the Company has entrusted you with certain Proprietary Information that is the result of great effort and expense on the part of the Company, that this Propriety Information is critical to the success of the Company and that the disclosure or use o f this Proprietary Information would cause the Company irreparable harm, and that you, in entering into this Agreement, are fully aware of the Company’s need to protect this Proprietary Information. You therefore agree not to reveal Proprietary Information or trade secrets to any person, firm, corporation, or entity unless required to do so by a valid subpoena or unless being required to maintain such confidentiality would be in violation of the law. For the purposes of this Agreement, “Proprietary Information” shall be defined as information, whether disclosed orally or in writing, of any nature in any form, including without limitation all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, customer data, trade secrets, business methods, business processes, business techniques, business plans, data, graphs, charts, sound recordings and/or pictorial reproductions and other information that is not generally and publicly known, whether in oral, audio, visual, written or other form. Should you reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining you from disclosing same, or from rendering any services to any entity to whom said information has been, or is threatened to be, disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against you for a breach or threatened breach of this condition, including the recovery of damages from you. This promise is intended to and will apply in the broadest sense possible to information regarding Company’s business activities, plans, audience and clients and is not intended to be limited solely to matters which might meet the legal definition of “trade secrets” under Washington law and shall include specifically, without limiting the generality of this Paragraph 10, information pertaining to Fisher Plaza; provided, that notwithstanding anything in this Paragraph 10 to the contrary, the term Proprietary Information shall not include information relating to the customer accounts and contracts, customer files, marketing materials and other information transferred to or related to Seller Contracts or Acquired Assets transferred to Egis Real Estate Services, LLC on closing of the definitive agreement between the Company and Egis Real Estate services, LLC. You and the Company further agree to keep the terms of this Agreement confidential. Except as otherwise required by law, you and the Company may not disclose to any third party any o f the terms of this Agreement, except your spouse, legal counsel, accountants, potential investors, lending institutions and tax advisors, all of whom shall be bound by this confidentiality provision. You and the Company represent and warrant that they have not acted inconsistently with the terms of this section.

11)	Mutual Nondisparagement. You agree that you will not disparage, criticize or otherwise malign tlie reputation of the Company or its affiliates or any of their officers, directors or employees. The Company, including its officers and directors, agrees that it will not disparage, criticize or otherwise prejudice your reputation.

12)	Consideration and Revocation Periods. You agree that you have been advised to consult legal counsel and that you have up to forty-five (45) calendar days to consider this Agreement and you may use as much or as little of that time as you wish. You also have seven (7) calendar days following your execution of this Agreement to revoke it. You must make any such revocation in writing to the Vice President Human Resources. This Agreement shall not become effective or enforceable until the revocation period has expired.

13)	Arbitration of Claims. Any claim related to your employment by or termination from the Company, or for breach or for enforcement of any provision of this Agreement shall be subject to binding arbitration through and according to the applicable rules of the then- current National Rules for the Resolution of Employment Disputes of the American Arbitration Association (“AAA”), or such other mutually agreeable arbitrator as the parties may select. The arbitrator shall be bound by and shall follow Washington law and evidentiary rules. The decision of the arbitrator shall be final and conclusive, and the parties waive the right to a new trial or appeal, excepting only for the purpose of enforcing the arbitrator’s decision. The substantially prevailing party will be entitled to recover reasonable attorneys’ fees and costs of bringing or defending the arbitration and any action for enforcement, the amount of the awards to be determined by the arbitrator and the court.

14)	Disputes. The laws of the State of Washington will govern the validity and execution of this Agreement and the disposition of any claims related to this Agreement. Jurisdiction and venue shall be exclusively in state and federal courts iii King County, Washington.

15)	Assignments. Your rights hereunder shall not be assigned or transferred without the Company’s prior written consent. Any assignment without the Company’s prior written consent shall be null and void. The Company’s rights and obligations under this Agreement will inure to the benefit and be binding upon the Company’s successors and assignees.

16)	Contingency. This Agreement is contingent on the closing of the Asset Purchase Agreement between Fisher Properties, Inc. and Egis Real Estate Services, LLC.

17)	Complete Agreement. This Agreement is the filial and complete expression of all agreements between us on all subjects, and supersedes any and all prior oral or written agreements or understandings between you and the Company concerning the subject matter of this Agreement. You acknowledge that you have had adequate time to review and consider this Agreement and consult with counsel. You acknowledge you are not signing this Agreement relying on anything not set out here.

AGREED BY Fisher Communications, Inc.:	AGREED BY EMPLOYEE:

/s/ William W. Krippaehne Jr.	/s/ Mark A. Weed
William W. Krippaehne Jr. President & CEO	Mark A. Weed

Date: 12.18.03	Date: 12/09/03

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